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                                                                 Exhibit (a)(10)


Hugh E. Becker
Vice President, Investor Relations
(937) 225-3335


         ROBBINS & MYERS REPORTS SUCCESSFUL COMPLETION OF EXCHANGE OFFER FOR
               ITS OUTSTANDING 6.5% CONVERTIBLE SUBORDINATED NOTES

         DAYTON, OHIO, February 10, 2003 . . . Robbins & Myers, Inc. (NYSE: RBN) today announced that its offer to exchange 8.0% Convertible Subordinated Notes due 2008, for an equal principal amount up to $40 million of its outstanding 6.5% Convertible Subordinated Notes due 2003, expired at 12:00 midnight EST on Friday, February 7, 2003. The new Notes are convertible into Common Shares at $22.50 per share; the outstanding Notes are convertible into Common Shares at $27.25 per share.

         U.S. Bank National Association, the exchange agent for the offer, has advised the Company that approximately $56 million in principal amount of the outstanding Notes was tendered pursuant to the exchange offer. Robbins & Myers has advised U.S. Bank National Association that it will exchange all outstanding Notes that have been tendered for exchange, subject to pro ration. Because more than $40 million in principal amount of the outstanding Notes was tendered, Robbins & Myers is required to accept outstanding Notes for exchange on a pro rata basis. Approximately 70% of outstanding Notes tendered will be accepted by Robbins & Myers for exchange.

         The New Notes are listed for trading on the NYSE under the symbol RBN#08 and the Exchange has informed the Company it expects the new Notes will be available for trading on Wednesday, February 12.

         Robbins & Myers, Inc. is a leading global supplier of highly engineered, application-critical equipment for the pharmaceutical, energy, and industrial markets. Headquartered in Dayton, Ohio, U.S.A., the Company maintains manufacturing operations in 15 countries.